XZERES, CORP

9025 SW Hillman Court, Suite 3126

Wilsonville, OR 97070

February 4, 2013

VIA EDGAR

Kevin L. Vaughn

Accounting Branch Chief

C/o Jay Webb, Reviewing Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	XZERES, Corp
Form 10-K/A for Fiscal Year Ended February 29, 2012
Filed June 13, 2012
File No. 000-54742
Form 10-Q for the Quarter Ended November 30, 2012
File No. 000-54742

Dear Mr. Vaughn:

This letter is in response to the comments that your staff delivered telephonically on January 29, 2013. The following are draft excerpts that we propose to include in amendments to the above captioned filings, for your review and comment.

Form 10-K for the Fiscal Year Ended February 29, 2012

Item 9A. Controls and Procedures, page 22

Evaluation of Disclosure Controls and Procedures, page 22

1.	We propose to restate the language contained in this Section in its entirety, as follows:

We conducted an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports

Kevin L. Vaughn

Accounting Branch Chief

C/o Jay Webb, Reviewing Accountant

United States Securities and Exchange Commission

February 4, 2013

that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective due to the fact that the Company’s Form 10-K filing for the year ended February 29, 2012, filed with the SEC on June 13, 2012 (File No. 333-91191), did not include management’s report over internal controls on financial reporting as required by Item 308 of Regulation S-K. The Company has retained new legal counsel in an attempt to ensure that the descriptions of our disclosure controls and procedures in future SEC filings are full and complete.

Form 10-Q for the Quarter Ended November 30, 2012

Item 4. Evaluation of Disclosure Controls and Procedures, page 10

1.	We propose to restate the language contained in this Section in its entirety, as follows:

We conducted an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures. The term “disclosure controls and procedures”, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (“Exchange Act”), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures also include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the quarter ended November 30, 2012.

I hope that I have adequately addressed your comments. If you have further comments, I ask that you forward a copy of them by facsimile to Peter Hogan, Esq. of Richardson & Patel LLP at (310) 208-1154. Mr. Hogan’s telephone number is (310) 208-1182.

Kevin L. Vaughn

Accounting Branch Chief

C/o Jay Webb, Reviewing Accountant

United States Securities and Exchange Commission

February 4, 2013

I look forward to hearing from you shortly.

Very truly yours,

XZERES CORP

/s/ Frank Greco
Chief Executive Officer